Exhibit 2.4

   Minco Mining & Metals Corporation

 Management Discussion And Analysis

  For the Quarter ended June 30, 2004

The Management’s Discussion and Analysis ("MD&A"), dated August 13, 2004 should be read in conjunction with the accompanying unaudited consolidated Financial Statements and notes for the quarter ended June 30, 2004 and in conjunction with the audited Financial Statements    and notes for the year ended December 31, 2003. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All figures are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Therefore, actual results may be materially different from those expressed or implied in such statements.

Overview

The Company was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People’s Republic of China. Through joint ventures with Chinese governmental entities, and strong alliances with leading mining enterprises in China, and a long-standing strategic alliance with Canadian mine developer and operator Teck Cominco Limited, Minco is working to building a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1995, Minco has been active in mineral exploration, property evaluation and acquisition in China and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated about 350 Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In the second quarter of 2004, the Company signed several agreements, including a Joint Venture Agreement on the one million ounce-size Changkeng gold deposit, a Joint Venture Agreement on the Fuwan silver deposit, and an agreement with China Gold Geological Corporation. In May 2004, the Company established a wholly owned subsidiary in China. The Company also established separate silver and base metals subsidiaries.

Second Quarter 2004 Results of Operations

Net loss from operations for this quarter was $(954,150) or $(0.03) per share.  Net loss from operations for the same period in year 2003 was $(423,022) or $(0.02) per share.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned any significant revenue other than minor interest income and office sublease income. Interest and sundry income in the second quarter of 2004 was $9,105 compared to $403 in the second quarter of 2003, the increase including $3,105 interest income and $6,000 office space sublease income.

Exploration Costs

In the second quarter of 2004, the Company spent an aggregate of $425,676 on its properties in China. In May 2004, $168,206 (1.02 million RMB) was paid for part of the supplementary exploration costs and $164,906 (one million RMB) was paid for partial compensation costs for acquiring a portion of property interest on Changkeng property in China.

Administrative Expenses

Administrative expenses were $537,579 for the second quarter of 2004 compared to $387,088 for the same period in 2003.  The increase in this quarter was mainly due to the recognition of $204,960 stock based compensation, a non- cash expense of the stock options granted and/or vesting during the period. The cost of stock based compensation in the same period of 2003 was $110,079.

To investigate and evaluate the new properties, the Company made more efforts on property investigation and government relations in China. It results in the costs of property investigation and government relations increasing by $20,250 in this quarter compared to the same period of 2003.

The investor relation costs increased by $8,579 compared to the second quarter in 2003 was mainly due to attending more investment conferences.

Rent, salary, office and miscellaneous expenses also increased due to the new operating subsidiary Minco Mining (China) and the recruitment of new employees in the Company’s head office.

The travel and transportation costs were $9,098 for the second quarter in 2004 compared to $4,548 for the same quarter in 2003. The increase was mainly due to the increase of transportation and auto expenses in Minco Mining (China).

Foreign currency account balances are translated into Canadian dollars using the temporal method. Since the Company has more US dollar denominated monetary assets than US dollar denominated monetary liabilities, the weaker US dollars resulted in the foreign exchange loss increasing by $15,613 in this quarter compared to the same period of 2003.

Summary of Quarterly Results

The following information has been prepared in accordance with Canadian General Accepted Accounting Principles (GAAP).

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Interest & sundry income	9,105	13,363	33,181	4,141	403	319	15,976	2,707

Net income/(loss)	(954,150)	(579,191)	(752,257)	(354,974)	(423,022)	(238,942)	(330,822)	(272,360)

Net income/(loss) Per share – basic and diluted	(0.03)	(0.02)	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)

During the reporting period, the Company reported no discontinued operation or extraordinary items.

For the second quarter of 2004, the increase in loss was attributable to higher administrative expenses as a result of the new established operating subsidiary in China. The loss also included a stock-based compensation expense of $204,960.

The loss incurred for the fourth quarter of 2003 included a stock-based compensation expense of $100,065. Also, a property evaluation cost of $234,733 was recorded during the period.

Projects

Changkeng Project

1.

Joint Venture and Total Investment

On April 16, 2004, the Company signed a 30-year Joint Venture Agreement with three other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Goayao City of Guangdong Province, China. Pursuant to the agreement, the Company and its partners will form a Sino-Foreign Joint Venture ("JV"), with the total investment of one hundred million RMB (approximately C$16.67 million), to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the JV, the Company shall contribute fifty-one million RMB (approximately C$ 8.5 million) in four installments as follows:

a.

10.4 million RMB (approximately C$1.73 million) within fifteen days after the JV is granted with a business license and provided a foreign currency account number.

b.

10.2 million RMB (approximately C$1.7 million) within one month after the Exploration Permit on the Changkeng project is transferred to the JV ("Title Transfer").

c.

4.9 million RMB (approximately C$0.82 million) within one year after the Title Transfer.

d.

25.5 million RMB (approximately C$4.25 million) within two years after the first three installments are fully contributed.

2.

Exploration Permit

The JV shall acquire the Exploration Permit from No. 757 Exploration Team of Guangdong Geological Bureau. The price of the Exploration Permit has been evaluated to be thirty-three million RMB (approximately C$5.5 million) by an independent evaluator, which was affirmed by the Ministry of Land and Resources of China. The JV shall pay the thirty-three million RMB for the Exploration Permit in three installments within twenty-four months after the Title Transfer.

Therefore, of the total investment of one hundred million RMB (approximately C$16.67 million), sixty-seven million RMB (approximately C$11.17 million) will be used in the project exploration and feasibility study on the mine property development. The balance of thirty-three million RMB (approximately C$5.5 million) will be used in the acquisition of Exploration Permit.

The JV plans to undertake an exploration program including trenching, diamond drilling and driving of adits to upgrade the resource base. A new resource estimation will then be made by the independent consultant on completion of the planned exploration program. This will form the basis for a decision to proceed to a feasibility study.

This project is subject to appropriate Chinese government approvals.

3.

Compensation for Acquiring Interest

The JV partners will use Guangdong Jinli Mining Co. Ltd. ("Jinli") as the platform for the cooperation. The Company shall first acquire a portion of interest in Jinli, and then reorganize Jinli to a Sino-foreign joint venture enterprise.

The Company shall pay 3.5 million RMB (approximately C$0.58 million) to Jinli’s original investors as the compensation for acquiring a portion of interest in Jinli.  The compensation shall be paid in three installments:

a.

One million RMB (approximately C$0.17 million) within three weeks after execution of the agreement;

b.

Another one million RMB (approximately C$0.17 million) within three weeks after the Joint Venture Enterprise is granted with a business license;

c.

The remaining 1.5 million RMB (approximately C$0.25 million) within three weeks after approval of the transfer of the Exploration Permit by the relevant government agencies.

If the Company fails to pay the compensation according to the above timeline, the Company cannot obtain the Beneficial Interest as specified in the agreement.  The Company’s Beneficial Interest and Contribution Proportion shall be adjusted to 35%. Any compensation already paid by the Company shall belong to Jinli’s original investors.

In May 2004, the Company paid $164,906 (one million RMB) for the first installment of compensation costs for acquiring property interest.

Fuwan Project

1.

Joint Venture and Total Investment

On April 16, 2004, the Company signed a 30-year Joint Venture Agreement with Guangdong Geological Exploration and Development Corporation ("GGEDC") for the exploration and development of the Fuwan silver deposit adjacent to Changkeng Gold Joint Venture. Pursuant to the agreement, the Company and GGEDC will form a Sino-Foreign Joint Venture ("JV"), with the total investment of thirty million RMB (approximately C$5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the JV, the Company shall contribute twenty-one million RMB (approximately C$3.5 million) in four installments as follows:

a.

4.9 million RMB (approximately C$0.82 million) within fifteen days after the JV is granted with a business license and provided a foreign currency account number.

b.

2.8 million RMB (approximately C$0.47 million) within three months after the Exploration Permit on the Fuwan project is transferred to the JV ("Title Transfer").

c.

2.8 million RMB (approximately C$0.47 million) within six months after the Title Transfer.

d.

10.5 million RMB (approximately C$1.75 million) within two years after the first three installments are fully contributed.

2.

Exploration Permit

The JV shall acquire the Exploration Permit of Fuwan Silver Property from No. 757 Exploration Team of Guangdong Geological Bureau. The Exploration Permit shall be evaluated to determine its monetary value. The estimated price of the Exploration Permit is ten million RMB (approximately C$1.67 million). The actual price of the Exploration Permit shall be determined by the Ministry of Land and Resources.  The JV shall pay the ten million RMB (estimated) for the Exploration Permit in three installments within twenty-four months after the Title Transfer.

Therefore, of the total investment of thirty million RMB (approximately C$5 million), twenty million RMB (approximately C$3.33 million) will be used in the project exploration and feasibility study on the mine property development. The balance of estimated ten million RMB (approximately C$1.67 million) will be used in the acquisition of Exploration Permit.

The JV plans to carry out a detailed exploration program on the Fuwan Silver Property in the second half of 2004, with further delineation continuing into 2005. Exploration by the JV will be carried out in the most promising areas adjacent to the Fuwan Silver Property.

This agreement is subject to appropriate Chinese government approvals and a finder’s fee of 100,000 common Minco shares will be paid to a third party associated with the acquisition of this property.

Minco Mining (China) Corporation

In May 2004, the Company incorporated a wholly-owned subsidiary, Minco Mining (China) Corporation ("Minco China") in Beijing, China, for which it has received all required government approvals and a business license. Minco China will provide the Company better access to mineral properties in China, including the development of strategic partnerships, cooperation with strong Chinese mining organizations, and the ability to stake mineral properties directly. With increasing activities and a firm commitment to China, Minco China will be the Company’s main platform to manage its affairs and to consolidate its assets in China.

The total investment of Minco China is twelve million US dollars, which will be used in China operation, property exploration and new project acquisition. The initial payment of seven million US dollars shall be contributed within two years. There is no time limit for the contribution of the balance of five million US dollars.

In May 2004, the Company contributed US$2.5 million to Minco China, as its partial initial payment.

Joint Venture Agreement with CGGC

On May 28, 2004, the Company signed a framework joint venture agreement with China Gold Geological Corporation ("CGGC"), a wholly owned exploration arm of China National Gold Corporation ("CNGC"), for mineral exploration, development and production in China. Pursuant to the terms of the agreement, both parties will restructure one of the Company’s joint venture companies in China, Chende Huajia Mining Co., Ltd. ("Huajia"). Huajia is an inactive company, previously owned 55% by the Company and 45% by The First Geological Exploration Institute ("FGEI") of The Bureau of Metallurgical and Geological Exploration of China (formally known as The Geoexploration Corporation of the First Geoexploration Bureau). The equity interest in the restructured Huajia will be Minco 55%, CGGC 40% and FGEI 5%.

Under the agreement, CGGC and FGEI will contribute their mineral properties for their respective equity interests in Huajia. The Company will select properties for independent valuation and the Company’s financial obligations to the joint venture will be determined from valuation of the properties finally chosen. The parties to the joint venture intend to establish a publicly listed company in North America to access Western financial markets.

Minco Silver Ltd. & Minco Base Metals Ltd.

The Company has established two wholly owned subsidiaries, Minco Silver Ltd. and Minco Base Metals Ltd., in order to segregate its high quality silver and base metals’ assets from its core gold assets.

The 136–164 million oz in situ silver resource in Fuwan Silver joint venture, is a world class silver deposit in terms of both tonnage and grade. The Company will be testing the limits of this high-grade deposit, which is open to the southeast, south and southwest, and which will form the prime asset of Minco Silver Ltd. As part of its long-term strategy, the Company plans to become a major Chinese silver producer and will be seeking further silver property joint ventures.

Similarly, the Company has earned 61% interest in a joint venture with a Chinese mining producer for the lower undeveloped portion of the currently operating White Silver Mountain VMS (massive sulphide) mine in Gansu Province. The Company has a right to increase its ownership to 80% with further expenditures. This, with other base metals’ assets, will form the asset base of Minco Base Metals Ltd., both for progressing White Silver Mountain to the development stage and to be the platform for other Minco base metals’ acquisitions.

BYC Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. ("Cantech").  Pursuant to the agreement, Cantech acquired two options to acquire up to a 60% interest in the BYC Gold project. The first option is exercisable to acquire a 51% interest in the property by spending twelve million RMB (approximately C$2.4 million) in exploration over three years, and the second option is exercisable to acquire a further 9% interest in the property by bring the project to pre-feasibility stage.

The first option is exercisable by:

(a)

Cantech issuing and delivering to the Company 500,000 shares in aggregate in four tranches within eighteen months of the approval of the Exchange; and

(b)

Cantech incurring exploration expense of twelve million RMB (approximately C$2.4 million) over three years, (two million RMB (approximately C$0.4 million) of which is a firm commitment to be incurred within six months of the approval).

The second option is exercisable by Cantech funding all further exploration and development expenditures leading to the completion a Preliminary Feasibility Study, which recommends the completion of a Final Feasibility Study.

The Company is to be the operator of all work programs.

In the event that Cantech exercises the First Option, then the Company and Cantech will enter into a joint venture agreement for the further exploration and development of the Property, sharing the costs of such exploration and development in accordance with their respective interest in the Property.

As at June 30, 2004, Cantech contributed $300,000 to the BYC project as part of the registered capital of the joint venture.

Pursuant to the letter agreement, Cantech issued the Company 250,000 common shares on April 1, 2004, which will be traded effective on August 1, 2004.

Liquidity and Capital Sources

The Company is in the exploration stage and does not generate any significant cash flow. The Company relies on equity financing for its working capital requirements and to fund its planned exploration, development, investment, and permitting activities.

Financing activities generated cash flows of $141,914 from shares issued in the second quarter 2004, compared to $1,335,006 in 2003.

Cash Flow

Cash outflows related to operating activities, including changes in non-cash working capital balances, were $569,059 in the second quarter 2004 compared to $334,231in 2003.

Cash flows from investing activities were $52,959 in the second quarter 2004 compared to ($1,819) in 2003. $97,041 was used to purchase new equipment (2003-$1,819); $90,533 was for the purchasing of an automobile by Minco China.

The Company’s cash and short-term investment balance at June 30, 2004 amounted to $5,865,512 compared with $1,345,337 at June 30, 2003. The strong cash position at the end of the quarter should enable the Company to achieve its short-term business objectives.

Share Capital

As at June 30, 2004, the Company had 30,094,422 common shares outstanding, with an authorized capital of 100,000,000 common shares with no par value, compared to 27,614,029 common shares outstanding at December 31,2003.

As at June 30, 2004, the Company also had 3,992,414 share purchase warrants outstanding exercisable at varying prices between $0.40 and $2.15 per share and with varying expiring dates between July 2004 and December 2005.

Contractual Obligations and Investment Commitments

In accordance with the agreements signed in the second quarter of 2004, the contractual obligations are updated as follows:

Contractual Obligations

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

Rent (Note 1)	682,158	201,345	480,813	-	-
Various Property Contract Commitments (Note 2)	2,138,286	123,327	2,014,959

Total Contractual Obligations	$2,820,444	$ 324,672	$ 2,495,772	-	-

Note (1)

The Company has commitments in respect of office leases requiring minimum payments during next three years until 2007.

(1)

Costs of project exploration and compensation for acquiring a portion of property interest.

Transactions with Related Parties

1)

The Company incurred consulting fees of $44,300 in the second quarter 2004 (2003 - $19,214) to its directors or corporations controlled by its directors.

2)

Accounts payable of $79,089 (2003 - $51,632) is due to a director of the Company.

3)

Sundry receivable of $67,561 (2003 - $98,978) is due from two corporations related by a common director, of which $9,610 was subsequently cleared in July 2004.

Risks and Uncertainties

In conducting its business, the Company faces a number of risks and uncertainties. These are described in detail under the heading "Risk Factors" in the Company’s Annual Information Form for the year 2003, dated May 11, 2004, which is filed on SEDAR at www.sedar.com. They remain essentially unchanged from the first quarter of 2004.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company’s related critical accounting estimates remain essentially unchanged from the first quarter of 2004.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments.   Under this Handbook section, the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in Note 2 to the audited financial statements for the year ended December 31, 2003. They remain essentially unchanged from the first quarter of 2004.

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents, temporary investments, sundry receivable, accounts payable and accrued liabilities and convertible debenture approximates the fair value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to the market value. The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB. The Company is not exposed to significant interest risk. The Company places its temporary investments with government and bank debt securities and is subject to minimal credit risk. The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

The Company’s related critical financial instruments and other instruments remain essentially unchanged from the first quarter of 2004.

Miscellaneous Items

1) On June 8, 2004, the company successfully conducted its Annual General Meeting of shareholders. Dr. Ken Cai, Messrs. William Meyer, Robert Callander, Hans Wick, and Dr. Robert Gayton were elected as Directors of the Company.

2) In April 2004, Mr. Michael G. Legg, P.Eng. was appointed Executive Vice President to the Company.